February 15, 2008 CONFIDENTIAL Via Federal Express	Timothy G. Hoxie Attorney Timothy.Hoxie@hellerehrman.com Direct +1 (415) 772-6052 Direct Fax +1 (415) 772-2052 Main +1 (415) 772-6000 Fax +1 (415) 772-6268

Securities and Exchange Commission

One Station Place

100 First Street, N.E.

Washington, D.C. 20249

Attention:	Barbara C. Jacobs, Assistant Director

Evan S. Jacobson

Re:	Network Equipment Technologies, Inc.

Registration Statement on Form S-3

Filed January 3, 2008

File Number: 333-148442

Response to Staff’s Comment Letter dated January 24, 2008

Dear Ms. Jacobs:

On behalf of Network Equipment Technologies, Inc. (the “Company” or “NET”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission on January 3, 2008 (the “Registration Statement”). For your convenience, we have enclosed two copies of Amendment No. 1, one of which has been marked to show changes from the initial filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on January 24, 2008 from the staff of the Securities and Exchange Commission (the “Staff”). We have repeated the Staff’s comments below in bold face type before each of our responses below.

Staff Comments and Company Responses

Selling Stockholders

1.	For each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive power with respect to the shares to be offered by that shareholder. See Interpretations I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations, and Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the footnotes to the table in the “Selling Stockholders” section of Amendment No. 1.

2.	Please confirm that none of the selling stockholders that are legal entities are broker-dealers. In addition, please tell us whether any of the selling stockholders that are legal entities are affiliates of broker-dealers. With respect to any affiliates of registered broker-dealers, expand your disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response: The Company confirms that none of the selling stockholders that are legal entities are broker-dealers. A selling stockholder, Kummel Investments Ltd, has informed us that an indirect affiliate of such selling stockholder is related to a control affiliate of Maple Securities USA, Inc., a broker-dealer. Kummel Investments Ltd acquired the shares being registered in the ordinary course of business and did not have any agreements, understandings or arrangements with, directly or indirectly, with any person to distribute or dispose of the shares. The Company has provided additional disclosure of the above information relating to this selling stockholder in footnote No. 23 to the table in the “Selling Stockholders” section of Amendment No. 1.

Undertakings

3.	The undertaking set forth in paragraph five applies to the primary offering of securities of a registrant. As such, this undertaking does not appear pertinent to the transaction contemplated by the registration statement. Please explain the inclusion of this paragraph or amend as necessary.

Response: The Company has removed this undertaking from Amendment No. 1.

Exhibit 5.1, Opinion of Heller Ehrman LLP

4.	Please have your counsel orally confirm our understanding that the reference and limitation to the General Corporation Law of Delaware in Exhibit 5.1 includes statutory provisions, and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

Response: We have orally addressed this comment.

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Please do not hesitate to contact me by telephone at (415) 772-6052 or by fax at (415) 772-6268 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Timothy Hoxie
Timothy Hoxie
Heller Ehrman LLP